EXHIBIT 23.8

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-166139) and related Prospectus of Icahn Enterprises L.P. and Icahn Enterprises Finance Corp. for the registration of $850 million of 7 ¾% Senior Notes Due 2016 and $1,150 million of 8% Senior Notes due 2016 and to the incorporation by reference therein of our report dated March 31, 2010, with respect to the consolidated financial statements  of Adamar of New Jersey, Inc. for the year ended December 31, 2009, which is included in Icahn Enterprises L.P.’s  Form 8-K/A  dated April  13, 2010 filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
June 7, 2010